Exhibit 99.1

XPENG Announces Vehicle Delivery Results for July 2026

GUANGZHOU, China, August 1, 2026 (PRNewswire) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global Physical AI company, today announced its vehicle delivery results for July 2026.

XPENG delivered 38,027 vehicles in July, marking an increase of 4% year over year. As of July 31, 2026, the Company’s cumulative deliveries reached a new milestone of more than 1.2 million units worldwide.

On July 16, XPENG held its Brand Day and the L03 Global Launch Event in Munich, Germany. The new global model will launch in 65 countries and regions this year, expanding XPENG’s international product lineup.

On the global expansion front, earlier this month XPENG officially unveiled its long-term strategy for the Australian market, including plans to launch five all-new models in the second half of 2026 and continue expanding its local sales and service network. XPENG also announced that its NGP (Next Generation Pilot) system, powered by the in-house developed VLA 2.0 model, will begin its global rollout in 2027, bringing its intelligent driving technology to markets around the world.

XPENG’s electric vehicles delivered from January to July 2026 are expected to reduce life-cycle greenhouse gas emissions by more than 3.23 million tons compared to internal combustion engine vehicles, equivalent to the carbon absorbed by 53.75 million young trees over 10 years.

About XPENG

XPENG is a leading global Physical AI company, dedicated to bringing artificial intelligence into the physical world to reshape future mobility and smart living. Through in-house R&D, XPENG has developed a full-stack Physical AI architecture spanning Turing AI chips, world foundation models, and highly integrated software and hardware applications. This unified technology foundation of XPENG powers an expansive product portfolio of smart EVs, robotaxis, and humanoid robots, advancing the deployment of Physical AI at scale. Headquartered in Guangzhou, China, XPENG is dual-primary listed on the New York Stock Exchange and the Hong Kong Stock Exchange. With global capabilities across R&D, manufacturing, sales, and services, XPENG drives continuous technological innovation and fosters an open Physical AI ecosystem, making life smarter, safer, and better for users worldwide. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.